UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 5, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

IsoRay, Inc.

File No. 1-33407 - CF#22973

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   IsoRay, Inc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 12, 2008.

   Based on representations by IsoRay, Inc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 10.49   through December 31, 2013

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Jay E. Ingram
          Special Counsel